UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 26 )

                                 AmerAlia, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    023559-26
          ------------------------------------------------------------
                                 (CUSIP Number)

      Jacqueline Badger Mars, 6885 Elm Street, McLean, Virginia 22101-3883
                                 (703) 821-4900
--------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                 August 5, 2003
          ------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 23559-26                                             Page 2 of 7 Pages

1     Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

      Jacqueline Badger Mars, as Trustee of the Jacqueline Badger Mars Trust dated February 5, 1975, as amended (formerly the Jacqueline Mars Vogel Trust), and as Trustee of the Jacqueline Badger Mars 2002 GRAT.

2     Check the Appropriate Box if a Member of a Group                   (a) [ ]
      (See Instructions)                                                 (b) [ ]

3     SEC Use Only


4     Source of Funds (See Instructions)
      PF

5     Check if Disclosure of Legal Proceedings is Required Pursuant to Items
      2(d) or 2(e)                                                          [X]

6     Citizenship or Place of Organization.
      U.S.A.

                             7      Sole Voting Power.
         Number of                  Not applicable.
          Shares
       Beneficially          8      Shared Voting Power.
         Owned By                   8,037,300 shares of Common Stock.
           Each
         Reporting           9      Sole Dispositive Power.
          Person                    Not applicable.
           With
                             10     Shared Dispositive Power.
                                    8,037,300 shares of Common Stock.

11 Aggregate Amount Beneficially Owned by Each Reporting Person. 8,037,300 shares of Common Stock.

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
      Not applicable.

13    Percent of Class Represented by Amount in Row (11)
      56.1% of Common Stock.

14    Type of Reporting Person (See Instructions)
      00

                                  SCHEDULE 13D

CUSIP No. 23559-26                                             Page 3 of 7 Pages

1     Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

      Jacqueline Badger Mars Trust dated February 5, 1975, as amended (formerly the Jacqueline Mars Vogel Trust).

2     Check the Appropriate Box if a Member of a Group                   (a) [ ]
      (See Instructions)                                                 (b) [ ]

3     SEC Use Only


4     Source of Funds (See Instructions)
      PF


5     Check if Disclosure of Legal Proceedings is Required Pursuant to Items
      2(d) or 2(e)                                                          [X]

6     Citizenship or Place of Organization.
      U.S.A.

                             7      Sole Voting Power.
         Number of                  Not applicable.
          Shares
       Beneficially          8      Shared Voting Power.
         Owned By                   6,081,488 shares of Common Stock.
           Each
         Reporting           9      Sole Dispositive Power.
          Person                    Not applicable.
           With
                             10     Shared Dispositive Power.
                                    6,081,488 shares of Common Stock.

11 Aggregate Amount Beneficially Owned by Each Reporting Person. 6,081,488 shares of Common Stock.

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
      Not applicable.

13    Percent of Class Represented by Amount in Row (11)
      42.5% of Common Stock.

14    Type of Reporting Person (See Instructions)
      00

                                  SCHEDULE 13D

CUSIP No. 23559-26                                             Page 4 of 7 Pages

1     Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

      Jacqueline Badger Mars 2002 GRAT.

2     Check the Appropriate Box if a Member of a Group                   (a) [ ]
      (See Instructions)                                                 (b) [ ]

3     SEC Use Only


4     Source of Funds (See Instructions)
      PF

5     Check if Disclosure of Legal Proceedings is Required Pursuant to Items
      2(d) or 2(e)                                                          [X]

6     Citizenship or Place of Organization.
      U.S.A.

                             7      Sole Voting Power.
         Number of                  Not applicable.
          Shares
       Beneficially          8      Shared Voting Power.
         Owned By                   1,955,812 shares of Common Stock.
           Each
         Reporting           9      Sole Dispositive Power.
          Person                    Not applicable.
           With
                             10     Shared Dispositive Power.
                                    1,955,812 shares of Common Stock.

11 Aggregate Amount Beneficially Owned by Each Reporting Person. 1,955,812 shares of Common Stock.

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
      Not applicable.

13    Percent of Class Represented by Amount in Row (11)
      13.7% of Common Stock.

14    Type of Reporting Person (See Instructions)
      00

Item 1.    Security and Issuer

                  This statement relates to the shares of common stock (the "Common Stock") of AmerAlia, Inc. (the "Issuer"). The address of the Issuer's principal executive offices is as follows: AmerAlia, Inc., 20971 East Smoky Hill Rd., Centennial, CO 80015.

Item 2.    Identity and Background

                  a. Jacqueline Badger Mars, as trustee of the Jacqueline Badger Mars Trust Dated February 5, 1975, as amended (formerly the Jacqueline Mars Vogel Trust), and as trustee of the Jacqueline Badger Mars 2002 GRAT

                  b.  6885 Elm Street, McLean, Virginia 22101-3883

                  c. Director, Mars, Inc. c/o Mars, Inc. 6885 Elm Street McLean, Virginia 22101-3883

                  d. Such reporting person has not been convicted in a criminal proceeding during the last five years.

                  e. Except as indicated below, such reporting person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last five years that resulted in a finding of violation of any federal or state securities laws and was or is not subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, any such laws. On August 25, 1998, in connection with an administrative proceeding brought by the Securities and Exchange Commission ("SEC"), Ms. Mars, without admitting or denying the issues identified in the order, consented to the entry of a cease and desist order in which she agreed to cease and desist from committing or causing any violations of, and committing or causing any future violations of, Sections 13(d) and 16(a) of the Securities Exchange Act of 1934 and Rules 13d-1, 13d-2, 16a-2 and 16a-3 promulgated thereunder (SEC Release No. 34-40362 (Aug. 25, 1998)).

                  f.  United States of America

Item 3.    Source and Amount of Funds or Other Consideration

                  On August 5, 2003, 1,144,188 shares of Common Stock were transferred from the Jacqueline Badger Mars 2002 GRAT to the Jacqueline Badger Mars Trust Dated February 5, 1975, as amended (formerly the Jacqueline Mars Vogel Trust) as an annuity payment pursuant to the terms of the Jacqueline Badger Mars 2002 GRAT. The reporting person is the sole Trustee of, and is the sole current beneficiary of, the Jacqueline Badger Mars 2002 GRAT.

Item 4.    Purpose of Transaction

                  The purpose of the transfer of securities of the issuer from the Jacqueline Badger Mars 2002 GRAT to the Jacqueline Badger Mars Trust Dated February 5, 1975, as amended (formerly the Jacqueline Mars Vogel Trust) is to satisfy the terms of the Jacqueline Badger Mars 2002 GRAT, which was established for estate planning purposes. The reporting person does not have any plans or proposals with respect to such securities as enumerated in paragraphs (a) through (j) of Item 4.

Item 5.    Interest in Securities of the Issuer

                  a. As of the date of this statement, the reporting person beneficially owns 8,037,300 shares of Common Stock of the Issuer, which represents 56.1% of the outstanding shares in that class.

                  b. The reporting person holds the shared power to vote and the shared power to dispose of the reporting person's 8,037,300 shares of Common Stock.

                  c. A transfer of 1,144,188 shares of Common Stock from the Jacqueline Badger Mars 2002 GRAT to the Jacqueline Badger Mars Trust Dated February 5, 1975, as amended (formerly the Jacqueline Mars Vogel Trust) was effected on August 5, 2003.

                  d.  No response required.

                  e.  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

                  None.

Item 7.    Material to Be Filed as Exhibits

                  None.

Signature

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


---------------------     ------------------------------------------------------
        Date              Jacqueline Badger Mars, as Trustee of the
                          Jacqueline Badger Mars Trust Dated February 5, 1975, as amended (formerly the Jacqueline Mars Vogel Trust), and as Trustee of the Jacqueline Badger Mars 2002 GRAT